Exhibit 99.1
Grab to acquire majority stake in Atome Financial, accelerating growth and profitability of Financial Services segment

●Proposed transaction covers five markets and accelerates Grab's growth and penetration into consumer lending, while unlocking new distribution channels for Atome Financial and cross-sell opportunities for both ecosystems
●Combining Atome Financial’s AI-powered lending infrastructure with Grab’s ecosystem insights widens financial access for underserved consumers and merchants across Southeast Asia, while enabling Grab to scale consumer lending with disciplined credit risk management
●Grab expects Financial Services Segment Adjusted EBITDA1 of $500 million and a gross loan portfolio of over $6 billion by 2028, including Atome Financial
●Grab upgrades 2028 targets to $1.7 billion in Adjusted EBITDA2 and a 30%+ Group revenue CAGR from 2025 to 2028

SINGAPORE, September 15, 2026 — Grab Holdings Limited (NASDAQ: GRAB) (“Grab”) and Neuroncredit Pte. Ltd. (“Atome Financial”), the digital financial services platform of Advance Intelligence Group Limited (“AIGL”), today announced that Grab, Atome Financial, AIGL and certain other parties have entered into definitive agreements for Grab to acquire a controlling 60% equity interest in Atome Financial in cash for $1.49 billion.

The proposed transaction, if completed, would combine Atome Financial’s business – spanning Buy Now, Pay Later (BNPL) loans, consumer cash loans, BNPL cards and digital lending – with Grab’s financial services business, accelerating its growth and strengthening the flywheel effect of Grab’s ecosystem that also includes mobility and deliveries. The strategic acquisition allows Grab and Atome Financial to innovate together to offer everyday financing options to more users in the region, expanding financial access to millions who lack a formal credit history and are shut out of the traditional banking sector.
1 Segment Adjusted EBITDA is a non-IFRS financial measure. Segment Adjusted EBITDA represents the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.
2 Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA is calculated as profit (loss) for the period adjusted to exclude: (i) net finance income (costs), including interest income (expenses), foreign exchange gain (loss) and changes in fair value of financial assets and liabilities, (ii) net other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) impairment losses on goodwill and non-financial assets, (viii) restructuring costs, (ix) legal, tax and regulatory settlement provisions, and (x) other items not indicative of our ongoing operating performance.

Atome Financial operates in Singapore, Malaysia, the Philippines, Indonesia and Thailand3 and serves 25 million cumulative transacted users4. Grab’s suite of financial services includes payments, digital banks, partner lending, insurance and consumer lending. Through Atome Financial, Grab would be able to access a scaled and proven platform for consumer lending. For Atome Financial, access to Grab’s ecosystem gives the company new distribution opportunities across the region.
“Atome Financial’s leading use of AI to underwrite digital lending to millions of users across the region, while managing risk effectively, will help to scale and strengthen Grab’s whole ecosystem. The proposed transaction accelerates the growth and profitability of our financial services segment by deepening our consumer lending capabilities and unlocking opportunities for us to serve Atome’s large merchant network. In 2025, 68 percent of driver-partner borrowers accessed formal credit for the first time through Grab, with half noting they did so to avoid predatory lenders. By coming together, we can deliver on our common vision of using technology to responsibly extend financial access to the unbanked and underbanked in the region, to drive Southeast Asia forward,” said Alex Hungate, President and Chief Operating Officer, Grab.
Jefferson Chen, Chairman and CEO of Advance Intelligence Group Limited, and CEO of Atome Financial said, “We founded Atome Financial eight years ago on a simple conviction: everyone deserves access to responsible credit and financial services, not just those with a conventional banking history. Over eight years, we've built a sustainable and reliable financial services platform serving millions of customers across five markets. Powered by AI and data, every transaction makes our underwriting smarter and our products more personalised. With Grab's ecosystem, and our proven AI-powered lending infrastructure, we can extend that to millions more across Southeast Asia who've been left out — and together, do more to close the financial inclusion gap than either of us could alone."
3 Atome Financial has a minority stake in a joint venture in Thailand.
4 Based on Atome’s management accounts, which have not been reviewed or audited.

Complementary Capabilities and Vision
Access to credit remains an important driver of economic opportunity in Southeast Asia, where more than 70%5 of adults are unbanked or underbanked. The proposed transaction would leverage three strategic pillars to expand access to credit solutions that are transparent, responsible, and built for how the region borrows.
1.Highly complementary regional footprint and product suite: Both companies operate across Singapore, Malaysia, the Philippines, Indonesia and Thailand, with minimal product overlap. Over the years, Grab has scaled its lending footprint to driver- and merchant-partners, while Atome Financial has focused on providing flexible payment options and consumer lending to its users. Combining these strengths means greater access to flexible payment options for Grab's ecosystem of nearly 54 million Monthly Transacting Users, and more cross-sell opportunities for Grab into Atome Financial’s network of over 30,000 brands.
2.Enhancing credit capabilities to drive scale: The proposed acquisition mutually strengthens the companies’ credit underwriting capabilities, and is expected to be a meaningful contributor to Grab’s Financial Services segment targets. Pairing Atome Financial’s AI-powered lending infrastructure with Grab’s ecosystem insights could significantly enhance Grab’s credit risk underwriting capabilities, allowing Grab to expand product accessibility, while helping to prevent consumer over-indebtedness. This is expected to translate into faster loan book growth and lower cost-to-serve than either company scaling independently. Atome Financial's $1 billion gross loan portfolio6 has maintained disciplined credit quality, with delinquency rates improving or stable across borrower cohorts. Its loan book has been managed with prudent loss provisioning throughout its growth.
3.Expanding financial access responsibly: Grab and Atome Financial plan to share risk-management insights, regulatory best practices, and collection strategies, in order to combat platform fraud and enhance credit underwriting, fostering a safer, more sustainable financial ecosystem for consumers and merchants alike. The proposed transaction does not change the companies’ obligations to comply with applicable licensing, consumer protection, data privacy and responsible lending requirements in each market.

To learn more about Grab’s lending practices, please see Grab’s Responsible Lending Principles here (https://www.grab.com/inside-grab/stories/grabs-responsible-lending-principles/).

5 https://www.temasek.com.sg/en/news-and-resources/subscribe/future-of-southeast-asia-digital-financial-services-report
6 Unaudited figures as of and for the six months ended June 30, 2026. Atome’s Gross Loan Portfolio refers to the total outstanding amount for all loan products (current up till 90 days past due) on a gross basis, before deducting provisions.

Financial Outlook

“Atome Financial gives us a proven consumer lending operator and an established merchant base, letting us scale our Financial Services segment significantly faster and more cost-efficiently than building it ourselves. The transaction is funded entirely from our existing cash, is expected to be accretive to Group Adjusted EBITDA upon completion, and does not affect our ongoing share repurchase program. Subject to closing timelines, we expect Atome Financial, along with the rest of our Financial Services segment, to generate an Adjusted EBITDA of $500 million by 2028 with a combined gross loan portfolio of over $6 billion. We also revise up our Group 2028 targets to $1.7 billion in Adjusted EBITDA and over 30% Group revenue CAGR from 2025 to 2028,” said Peter Oey, Chief Financial Officer, Grab.

Transaction Details
Grab will acquire a controlling 60% equity interest in Atome Financial in cash for $1.49 billion, of which $0.26 billion is primary growth capital (“Phase 1”). The transaction is expected to complete by the third quarter of 2027, subject to regulatory approvals and other customary closing conditions. Following completion of the transaction, Grab will financially consolidate Atome Financial into its Financial Services segment and Atome Financial’s management team will continue to drive the growth of the Atome Financial business.
Grab has also agreed with AIGL and the other sellers to acquire the remaining 40% equity interest in Atome Financial approximately two years after the completion of this transaction (“Phase 2”). This is subject to regulatory approvals and other customary closing conditions and at a pre-agreed valuation framework rather than a fixed price, tying the consideration to Atome Financial’s actual performance over the period between Phase 1 closing and Phase 2 closing. At least 50% of the consideration will be settled in cash. The formula applies a multiple of 13.0x annualized adjusted EBITDA and 2.5x annualized Revenue, each measured based on the six-month period immediately prior to the Phase 2 closing and weighted at 75% and 25%, respectively. The resulting equity valuation is subject to a floor of $2.0 billion and a cap of $4.5 billion. This structure ensures Grab only pays multiples in proportion to Atome Financial’s demonstrated performance, and caps Grab’s downside exposure to a lower probability outsized outcome consistent with the same disciplined, return-tested approach applied to the 60% equity interest.
Conference Call with Grab Executives to Discuss the Transaction
Grab will host a conference call to discuss the proposed transaction. A live webcast of this conference call will be available on the Company’s website. Details of the webcast are as follows:
Date and time: September 15, 2026 at 20:00 SGT / 08:00 ET

Webcast link: https://grab.zoom.us/j/95608437671?pwd=jxsJTEQiPz3v3EwbAjZtb1FdbyXnRw.1

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About Grab

Grab is a leading superapp in Southeast Asia, operating across the deliveries, mobility and digital financial services sectors. Serving over 900 cities in eight Southeast Asian countries – Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam – Grab enables millions of people every day to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending and insurance, all through a single app. We operate supermarkets in Malaysia under Jaya Grocer and Everrise, which enables us to bring the convenience of on-demand grocery delivery to more consumers in the country. As part of our financial services offerings, we also provide digital banking services through GXS Bank in Singapore, GXBank in Malaysia and Superbank in Indonesia. Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone. Grab strives to serve a triple bottom line – we aim to simultaneously deliver financial performance for our shareholders and have a positive social impact, which includes economic empowerment for millions of people in the region, while mitigating our environmental footprint.

We use our website as a means of disclosing material information about our company. Such disclosures will be included on our website in the “Investor Relations'' section or at investors.grab.com. Accordingly, investors should monitor such sections of our website, in addition to following our press releases, SEC filings and public conference calls and webcasts. Information contained on, or that can be accessed through, our website does not constitute a part of this document and is not incorporated by reference herein.

About Atome Financial

Atome Financial is Southeast Asia’s leading digital finance platform. It includes Atome, ranked #1 Most Popular BNPL App in Asia by Sensor Tower, which also offers cards, insurance, savings and lending, as well Kredit Pintar, Indonesia’s leading digital lender. Atome Financial's market leadership is backed by institutional funding partners including Standard Chartered, HSBC, Bank Jago, DBS Bank, SMBC, BlackRock, Evolution X Capital, InnoVen Capital and many others. Atome Financial is part of Singapore-headquartered Advance Intelligence Group, which is backed by top tier investors SoftBank Vision Fund 2, Warburg Pincus, Ares, and Singapore-based global investor EDBI.

Advance Intelligence Group was advised on the transaction by HSBC (lead financial adviser), UBS (financial adviser), and A&O Shearman (legal counsel). HSBC has been a long-term banking partner of Atome Financial, having supported the company's growth across Southeast Asia.

Forward-Looking Statements

This document and the investor webcast contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document and the investor webcast, including, but not limited to, statements about Grab’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of Grab, growth opportunities and for the proposed acquisition of Atome, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products, operations and financial condition of Grab and Atome after completing this transaction, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast,” “opportunity,” “annualized,” “trajectory,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect Atome’s and Grab’s business operations and financial prospects, (ii) the risk of any failure or delay to satisfy the conditions to the consummation of the transaction, including the receipt of certain governmental and regulatory approvals, and the risk that such approvals may result in the imposition of conditions or commitments that could adversely affect Grab or the expected benefits of the proposed transaction, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreements, (iv) the effect of the announcement, pendency or completion of the transaction on Atome’s business relationships, operating results, and business generally, (v) risks that the proposed transaction disrupts current plans and operations of Atome or Grab and potential difficulties in Atome’s employee retention as a result of the transaction, (vi) risks that the transaction may divert Grab’s and Atome’s respective managements from their ongoing business operations, (vii) any legal proceedings or regulatory actions that may be instituted against Grab or against Atome related to the transaction agreements or the transaction, (viii) the ability to retain key personnel at Atome; (ix) the ability of Grab and Atome to successfully maintain, further improve and grow Atome’s operations, products, technology and customer base, and to realize the expected operational and financial benefits from the transaction, (x) the ability of Grab to implement its plans, forecasts, and other expectations with respect to Atome’s business after the completion of the proposed transaction and realize additional opportunities for growth and innovation, (xi) changes in law and regulations affecting Grab or Atome; (xii) unexpected costs, charges or expenses resulting from the acquisition. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2025, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

Non-IFRS Financial Measures

This document and the investor webcast include references to non-IFRS financial measures, which include: Adjusted EBITDA, Segment Adjusted EBITDA, Segment Adjusted EBITDA margin, Total Segment Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Free Cash Flow, gross cash liquidity and net cash liquidity. Grab uses Adjusted EBITDA, Segment Adjusted EBITDA, Segment Adjusted EBITDA margin, Total Segment Adjusted EBITDA, and Adjusted EBITDA margin for financial and operational decision-making and as a means to evaluate period-to-period comparisons, and Grab’s management believes that these non-IFRS financial measures provide meaningful supplemental information regarding its performance by excluding certain items that may not be indicative of its recurring core business operating results. For example, Grab’s management uses Total Segment Adjusted EBITDA as a useful indicator of the economics of Grab’s business segments, as it does not include regional corporate costs. Adjusted Free Cash Flow excludes the effects of the movement in working capital for our lending and digital banking deposit activities and net changes in treasury liquidity positions in the Financial Services segment. Grab uses Adjusted Free Cash Flow to monitor business performance and assess its cash flow activity other than its lending and digital banking deposit and liquidity management activities, and Grab’s management believes that the additional disclosure serves as a useful indicator for comparison with the cash flow reporting of certain of its peers. Grab uses gross cash liquidity and net cash liquidity to assess our ability to meet short-term obligations and invest in growth opportunities.

However, there are a number of limitations related to the use of non-IFRS financial measures, and as such, the presentation of these non-IFRS financial measures should not be considered in isolation from, or as an alternative to, financial measures determined in accordance with IFRS. In addition, these non-IFRS financial measures may differ from non-IFRS financial measures with comparable names used by other companies. See below for additional explanations about the non-IFRS financial measures, including their definitions and a reconciliation of these measures to the most directly comparable IFRS financial measures. With regard to forward-looking non-IFRS guidance and targets provided in this document and the investor webcast, Grab is unable to provide a reconciliation of these forward-looking non-IFRS measures to the most directly comparable IFRS measures without unreasonable efforts because the information needed to reconcile these measures is dependent on future events, many of which Grab is unable to control or predict.

Explanation of non-IFRS financial measures:

•Adjusted EBITDA is calculated as profit (loss) for the period adjusted to exclude: (i) net finance income (costs), including interest income (expenses), foreign exchange gain (loss) and changes in fair value of financial assets and liabilities, (ii) net other income (expenses), (iii) income tax expenses (credit), (iv) depreciation and amortization, (v) share-based compensation expenses, (vi) costs related to mergers and acquisitions, (vii) impairment losses on goodwill and non-financial assets, (viii) restructuring costs, (ix) legal, tax and regulatory settlement provisions, and (x) other items not indicative of our ongoing operating performance.
•Segment Adjusted EBITDA represents the Adjusted EBITDA of each of our four business segments, excluding, in each case, regional corporate costs.
•Segment Adjusted EBITDA margin is calculated as Segment Adjusted EBITDA divided by Gross Merchandise Value. For Financial Services and Others, Segment Adjusted EBITDA margin is calculated as Segment Adjusted EBITDA divided by Revenue.
•Total Segment Adjusted EBITDA represents the sum of Adjusted EBITDA of our four business segments.
•Adjusted EBITDA margin is calculated as Adjusted EBITDA divided by Revenue.
•Adjusted Free Cash Flow is defined as net cash flows from operating activities less capital expenditures (including assets acquired under lease arrangements), plus proceeds from disposal of property, plant and equipment, and excluding changes in working capital related to loans and advances to customers, and deposits from the digital banking business. Starting with the second quarter 2026, Adjusted Free Cash Flow excludes net changes in treasury liquidity positions in the Financial Services segment.
•Gross cash liquidity includes cash on hand, short-term and long-term time deposits, marketable securities and restricted cash.
•Net cash liquidity includes gross cash liquidity less loans and borrowings.

Operating Metrics

Monthly Transacting User (MTUs) is defined as the monthly number of unique users who transact via Grab’s apps, where transact means to have successfully paid for or utilized any of Grab’s products or services (including lending and offline Jaya Grocer transactions where users record their Jaya Grocer loyalty points on the Grab app). MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. MTUs is a metric by which Grab understands, evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business.

Gross loan portfolio is an operating metric representing the total of current and non-current loan receivables in the financial services segment, gross of expected credit loss allowances as of a given date. Gross loan portfolio reflects the total credit extended to borrowers before deducting loss allowances, providing a measure of lending scale and volume growth that is more directly comparable with Grab’s peers. Our management uses gross loan portfolio to assess origination momentum and portfolio mix, as it is not influenced by period-to-period movements in provisioning levels.

Industry and Market Data

This document and the investor webcast contain information, estimates and other statistical data derived from third party sources, including research, surveys or studies, some of which are preliminary drafts, conducted by third parties, information provided by customers and/or industry or general publications. Such information involves a number of assumptions and limitations due to the nature of the techniques and methodologies used in market research, and as such neither Grab nor the third-party sources can guarantee the accuracy of such information. You are cautioned not to give undue weight to such estimates. Grab has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information.

Any website addresses referenced in this document are intended to be an inactive textual reference only. The information on any such websites, which may be accessible through the hyperlinks contained in this press release, is not and shall not be deemed to be incorporated into this document.

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For inquiries regarding Grab, please contact:

Media
press@grab.com

Investors
investor.relations@grab.com

For inquiries regarding Atome Financial, please contact:
michael@ellerton.sg